Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE – AUGUST 10, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Share Repurchase Program

CALGARY, ALBERTA - PetroKazakhstan Inc. (the "Corporation") announced today that it has received approval from the Toronto Stock Exchange (the "TSX") to proceed with the renewal of its normal course issuer bid in connection with its share repurchase program.

The board of directors of the Corporation has concluded that the renewal of the normal course issuer bid is in the best interests of the Corporation and its shareholders as it provides the Corporation with a reasonable and flexible way of rebalancing the Corporation's capital structure.

The share repurchase program enables the Corporation to repurchase in accordance with the rules and policies of the TSX up to 7,091,429 Class A common shares through the facilities of the TSX, representing 10% of its public float from time to time during the next 12 months. All shares purchased under the share repurchase program by the Corporation will be cancelled. The Corporation currently has 76,634,191 shares outstanding.

Under a "Dutch auction" substantial issuer bid dated June 11, 2004, the Corporation purchased 3,999,975 shares on July 23, 2004 at a purchase price of C$40.00 per share. Other than under the substantial issuer bid, the Corporation has not purchased any of its shares during the preceding 12 months.

The renewed share repurchase program will commence on August 13, 2004 and terminate when the Corporation has purchased the maximum allowable number of shares unless it provides earlier notice of termination. If not previously terminated, the renewed share repurchase program will terminate on August 12, 2005.

The Corporation is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

The Corporation's shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The Company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Nicholas H. Gay	Ihor P. Wasylkiw
Senior Vice President and CFO	Vice President Investor Relations
+011 44 (1753) 410-020	+1 (403) 221-8658

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone (403) 221-8435 Fax: (403) 221-8425